Exhibit 1

Grown Rogue Completes Initial Phase of Facility

Improvements in Michigan

Medford, Oregon, May 12, 2020 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon, California and Michigan, today announced successful completion of $250,000 USD of initial improvements at Golden Harvests, LLC’s (Golden Harvests”) facility that have increased flowering capacity by nearly 30% and increased product quality in Michigan. The improvements come less than three months after the Company’s majority owned subsidiary GR Michigan, LLC (“GR Michigan”) entered into an agreement to acquire a 60% controlling interest in Golden Harvests pending Municipal and State regulatory approval. Golden Harvests is a fully licensed Michigan based cannabis operator with an approximately 80,000 sq. ft cultivation facility located in Bay City, Michigan.

In addition to adding a new flower room and increasing its flowering capacity, Grown Rogue has helped deliver improvements to existing flower rooms by adding lights, introducing rolling benches, irrigation and environmental controls with the view of increasing efficiency and profitability. Other notable completed improvements include the construction of dedicated drying, curing, trimming and packaging areas along with adding automated fertigation systems—delivering steady water and nutrients to crops with more efficiency—throughout the facility. These improvements and additions, combined with the relocation of one of Grown Rogue’s most experienced growers to Bay City, will assist Golden Harvests in meeting its forecasted 2020 production of 1,500 lbs. of flower, which is a five-times increase versus the 300 lbs. produced in 2019.

The implementation of Grown Rogue SOPs at the Golden Harvests facility, as part of the management services agreement, is already leading to improvements in plant health and higher THC potency with various cultivars, such as Gelato Punch, improving by over 10 percentage points over the past three months.

“We could not be more excited about the rapid progress that has been made at the Bay City facility, ” said Obie Strickler, Grown Rogue CEO, “Over the past three months we have increased capacity, upgraded design elements to meet Grown Rogue standards resulting in improvements of overall health and quality of our flower which has been validated through test results, sale prices and positive retail feedback.”

Golden Harvests remain focused on obtaining a sufficient number of medical and recreational licenses to scale the business. Through these efforts, Golden Harvests has acquired a second medical marijuana license, which now doubles the facility’s allowable plant count to 3,000, and an Adult Use License has also been submitted with expected approval by end of June, pending any potential delays due to Covid-19.

With the cannabis industry granted essential status in Oregon and Michigan during the Covid-19 pandemic, Grown Rogue has continued its operations and followed all state and local guidelines. Strong demand for flower in both Oregon and Michigan from February through April has resulted in consistent sell through at the retail level with an average indoor price in Michigan of approximately $3,100 per lb. and in Oregon $1,100 per lb. for indoor and $700 for sungrown flower.

“Throughout the Covid-19 pandemic Grown Rogue has placed the health and safety of our team and partners first,” said Strickler. “We’re fortunate, in such difficult times, to continue providing jobs and products for our communities and are proud of our multi-state team for their commitment to our company and efforts during these unprecedented times.”

In its home state of Oregon, Grown Rogue’s sales have continued to build year-over-year as the company benefits from both an increase in cannabis sales across the state and a continued consumer shift to flower from other means of consumption that became evident in January and continues to trend monthly. Prices of sungrown flower have nearly doubled in Oregon from H1 2019 to H2 2020 with indoor seeing a healthy increase of 10%. The combination of increased prices and sales, along with improved SOPs across the supply chain, are driving steady revenue and profitability growth.

For more information about Grown Rogue please visit www.grownrogue.com

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically integrated, multi-state Cannabis brand on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower and patented nitrogen sealed pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward- looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Contacts:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

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